Supplement No. 1 dated July 2, 2021 to	Filed Pursuant to Rule 424(b)(5)
Prospectus Supplement dated October 1, 2020	Registration No. 333-230604
(To Prospectus dated April 12, 2019)

This Supplement No. 1 to Prospectus Supplement supplements and amends the Prospectus Supplement dated October 1, 2020 (the “ATM Prospectus Supplement”) filed by us. This Supplement No. 1 to the ATM Prospectus Supplement should be read in conjunction with the ATM Prospectus Supplement and the base prospectus dated April 12, 2019 (the “Base Prospectus”).

We have previously entered into an ATM Equity Offering Sales Agreement, dated October 1, 2020 (the “Sales Agreement”) with BofA Securities, Inc. (“BofA”) relating to our common stock (“Shares”), par value $0.001 per share.

We filed the ATM Prospectus Supplement to the Base Prospectus to register the offer and sale of our Shares from time to time through BofA, pursuant to the Sales Agreement, having an aggregate offering price of up to $30,000,000 (the “ATM Offering”).

We terminated the Sales Agreement on July 2, 2021. We sold a total of 3,296,123 Shares pursuant to the ATM Prospectus Supplement for total gross proceeds of approximately $13.8 million. The purpose of this Supplement No. 1 to the ATM Prospectus Supplement is to terminate the ATM Offering under the ATM Prospectus Supplement and the Base Prospectus, effective on the date of this Supplement No. 1 to the ATM Prospectus Supplement.

The date of this Supplement No. 1 is July 2, 2021